Notice of Exempt Solicitation Pursuant to Rule 14a-103
Name of Registrant: Akamai Technologies, Inc. (AKAM)
Name of person relying on exemption: John Chevedden, Shareholder since 2021
Address of persons relying on exemption: POB 2673, Redondo Beach, CA 90278

These written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. John Chevedden does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

This is not a solicitation of authority to vote your proxy.
Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

Vote for the Special Meeting Proposal 8 and Against the Empty Suit Special Meeting Proposal 7

AKAM has disingenuously put forth its Proposal 8 to steal votes from Proposal 7 which was submitted first.

AKAM is disingenuously clever in making it seem that AKAM shareholders have a black and white choice of between 10% of shareholders being able to call for a special shareholder meeting (Proposal 8) and 25% of shareholders being able to call for a special shareholder meeting (Proposal 7).

However AKAM is not up front in telling AKAM shareholders that if AKAM shareholders approve Proposal 8 AKAM can take AKAM shareholder approval for Proposal 7 and tack on the major restriction that all short-term AKAM shareholders are prohibited from formally calling for a special shareholder meeting.

Thus a typical group of AKAM shareholders who own 25% of long-term AKAM shares could determine that they own 40% of AKAM shares when both their long-term and short-term AKAM shares are added up. Thus there is a bait and switch dynamic here. AKAM shareholders can believe that they are voting for a 25% figure and AKAM can take their vote and enact a 25% figure that can easily flip to 40% figure. AKAM is to be criticized for not being up front about this.

There is no point to gum up the bylaws of AKAM with a useless right to call for a special shareholder meeting at the 25% figure than easily flip to 40% figure.

There is no concern that a 10% figure to call for a special meeting is too easy. It is almost unheard of for any special shareholder meeting called for by shareholders to ever occur at any company. The reason to have this right is that with this right in place companies are more likely to engage productively with their shareholders because shareholders have a reasonable ability to call for a special shareholder meeting – Proposal 8.

Shareholders can also consider voting against Ben Verwaayen, chair of the AKAM governance committee, who has responsibility for the deceptive empty suit Proposal 7.

AKAM is unfortunately a member of the 2025 empty suit special meeting proposal club.
Unfortunately other companies are putting forth similar empty suit special meeting proposals in 2025 that deserve against votes:
    FMC Corporation (FMC)
    Align Technology, Inc. (ALGN)